Mail Stop 3561

December 7, 2009

Amit Shashank, Esq.
Vice President, General Counsel and Secretary
ExlService Holdings, Inc.
350 Park Avenue
New York, NY 10022

> **Re:** **ExlService Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 20, 2009**
> **File No. 333-162335**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 1-33089**

Dear Mr. Shashank:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Selling Stockholders, page 4

1. We note your response to comment 2 in our letter dated October 28, 2009. Please note that you may only omit information regarding the selling shareholders if the conditions in Rule 430B(b)(2) are satisfied. Therefore, please describe in greater detail the initial transactions relating to the resale shares, as previously requested. Furthermore, if the shareholder information is available, please disclose. For example, identify any affiliates that are selling the resale shares. Finally, please explain in greater detail why you believe that the agreements relating to the initial transactions for the resale shares are not required to be filed as exhibits.

Form 10-K for Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Consolidated Balance Sheets, page 70

2. We reviewed your response to comment 15 in our letter dated October 21, 2009. We understand that you disclose treasury shares as a reduction from the total of common stock, additional paid-in capital, retained earnings and accumulated other comprehensive (loss). As such, the number of common shares outstanding is different from the number of common shares issued at the end of each year presented. In future filings please revise the number of common shares outstanding disclosed in the common stock line item caption under stockholders' equity to exclude treasury shares.

Notes to Consolidated Financial Statements, page 74

Note 2. Summary of Significant Accounting Policies, page 74

Earnings Per Share, page 81

3. We reviewed your response to comment 18 in our letter dated October 21, 2009 and note the disclosure regarding dividend rights of restricted stock units you intend to include in future filings. Please provide similar disclosures with respect to restricted stock awards and/or clarify your disclosure regarding the dividend rights of restricted stock awards in the last sentence of the first paragraph on page 98. In addition, please tell us whether unvested restricted stock awards are participating securities and discuss the applicability of the two class method for financial statements issued after the effective date of FASB ASC 260-10-45-61A.

Note 10. Income Taxes, page 91

4. We reviewed your response to comment 19 in our letter dated October 21, 2009 and the disclosure in Note 12 to the financial statements included in Form 10-Q for the quarter ended September 30, 2009. Please explain to us in detail your policy for recognizing and/or not recognizing deferred taxes expected to reverse during tax holidays and related valuation allowances and explain why your policy complies with GAAP. Refer to FASB ASC 740-10-25-35 and 740-10-25-36. In addition, explain to us in detail how the effects of the tax holidays are presented in the income tax reconciliation table on page 94, including a discussion of the effects of tax holidays on each line item.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064